WestCoast Golf Experiences, Inc.
20300 Ventura Blvd. Suite 330
Woodland Hills, CA 91364

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about April 13, 2008, to the holders of record of the common shares, $.001 par value (the “Shares” or “our common stock”), of WestCoast Golf Experiences, Inc. (the “Company,” “we” or “our”), as of April 3, 2008. This Information Statement is being furnished in contemplation of a change in a majority of the Company’s board of directors (“Board”) without a meeting of the stockholders, as a result of a change of control of the Company.

On April 2, 2008, the Company, General Mayhem LLC (“General”) and the Company’s wholly owned subsidiary, General Mayhem Acquisition Corp., entered into an agreement and plan of merger (the “Merger Agreement”). The merger contemplated by the Merger Agreement (“the “Merger”) closed on April 2, 2008. The Merger resulted in General becoming a wholly-owned subsidiary of the Company. Prior to the Merger, the Company effected a 13-for-1 stock split of its Shares. All share numbers presented in this Information Statement have been adjusted to reflect the stock split. Each share of General was converted into and became 1 Share, on a post-stock split basis, such that former stockholders of General now hold 26,000,000, or approximately 64.9%, of the outstanding Shares.

Effective ten days following the date of this Information Statement, the sole member of the Board will resign and Sanjay Sabnani appointed as the Director of the Company as set forth in the Merger Agreement (the “Director Designee”).

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Our principal executive office is currently located at 20300 Ventura Blvd. Suite 330, Woodland Hills, CA 91364 and our telephone number is (818) 435-2472.

VOTING SECURITIES

Our authorized capital stock consists of 975,000,000 common shares. Our common shares are the only class of voting securities issued and outstanding. On April 1, 2008, there were 40,056,818 common shares issued and outstanding. Each common share is entitled to one vote on each matter submitted to a vote of the Company’s stockholders.

DIRECTOR DESIGNEE

Our Board may consist of no more than nine (9) persons and no less than one (1) person. Our Board currently consists of one person, Suzanne Fischer. Effective ten days following the filing and distribution of this Information Statement, Ms. Fischer will resign and Sanjay Sabnani will take office as the sole director.

CHANGE IN CONTROL

Except for the change in control related to the closing of the merger contemplated by the Merger Agreement, there has been no change in control of the Company during the most recent fiscal year ended April 30, 2007, nor to the date hereof; and there are no other current agreements, pledges of the Company’s common shares or arrangements or understandings that may result in a change in control of the Company, except as set forth below:

Effective January 4, 2008, the Board of Directors of the Company appointed Suzanne Fischer as President, Secretary, Treasurer and as sole director and accepted the resignations of Roger Arnet, the Company’s prior President, Secretary, Treasurer and formerly one of its directors, who resigned those positions on that same date. Mr. Arnet’s resignation was not the result of any disagreement with the policies, practices or procedures of the Company. At that time, Mr. Arnet continued to hold 26,000,000 shares of the Company’s common stock, or approximately 66.7% of the issued and outstanding.

The new director listed above has accepted the appointment as a director, effective ten days following the filing and distribution of this Information Statement. This change in control is a result of his appointment as a director in accordance with the Merger Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

Upon closing of the Merger, Suzanne Fischer, the former President, Secretary, and Treasurer of the Company resigned from those positions and Sanjay Sabnani was appointed as Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary. The Merger Agreement provides that the current director of the Company will appoint to the Board the Director Designee, which appointment will be effective as of ten days following the closing of the Merger.

Based solely upon written information provided to General and the Company by the Director Designee, General has advised the Company that General’s Director Designee has consented to serve as a director of the Company if appointed. The Director Designee and his affiliates have not been involved in any transaction with the Company or any of its directors, executive officers, or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, other than with respect to transactions among General and the Company pursuant to the Merger Agreement.

Based solely upon written information provided to the Company by the Director Designee, the Director Designee has advised the Company that he has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws or is involved in any other legal proceeding that is required to be disclosed under Item 401(f) of Regulation S-B promulgated by the Commission .

The name, age, nominated position, present principal occupation or employment and five-year employment history of the following Director Designee is set forth below.

Name and Address of Designee	Age	Position Nominated
Sanjay Sabnani	37	President, Secretary, Treasurer, Director

Sanjay Sabnani. Sanjay Sabnani will be appointed as our sole officer on April 2, 2008. Mr. Sabnani founded General Mayhem, LLC in May 2004. While building General Mayhem, LLC’s operations and network communities Mr. Sabnani has served senior executive roles in several public companies including: EVP Strategic Development at Hythiam, Inc. (NASDAQ:HYTM) from May 2004 to December 2007; and President and Director at Venture Catalyst, Inc. (NASDAQ:VCAT), from July 2000 to November 2001, Mr. Sabnani assisted in raising over $200 million in public equity financing for these companies, and served as the chief strategist and communicator for these businesses during his tenure with each.In addition, Mr. Sabnani has served as Chairman of the Board of two distinguished non-profits: Artwallah (arts festival); and TiE SoCal (venture capital networking).Mr. Sabnani was also the founder of another California charity, EndDependence (scholarships for addiction treatment).Mr. Sabnani received his BA in English Literature from UCLA in 1999.  Mr. Sabnani is not an officer or director of any other reporting company.

Involvement in Certain Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company or security holder, nor any person who will become a director upon completion of the transactions contemplated by the Merger Agreement, is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no material relationships between the Company and the current director and executive officer or any of the persons expected to become a director or executive officer of the Company other than the transactions and relationships described below, or contemplated in the Merger Agreement.

West leased its office space from Mr. Arnet, its former officer for no charge during the period from April 20, 2005 (Inception) to January 4, 2008, and then from Ms. Fischer from January 4, 2008 until her resignation as set forth herein. West does not owe any amount to such related party at the date of this Information Statement.

Upon the closing of the Merger, Roger Arnet, a former officer and former director of West agreed to have 25,943,182 shares of common stock owned by Mr. Arnet cancelled in consideration of payment by us of the note payable of $6,890 and certain computer equipment.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation

The following table reflects all compensation awarded to, earned by, or paid to West’s named executive officers for the year ended April 30, 2007, and anticipated for the year ended April 30, 2008:

Name and Principal Position	Year Ended	Salary $	Bonus $	Stock Awards $	Option Awards $	Non-Equity Incentive Plan Compensation $	Nonqualified Deferred Compensation Earnings $	All Other Compensation $	Total $
Roger Arnet, Former Officer	2007	0	0	0	0	0	0	0	0
	2008
Tyler Halls, Former Officer	2007	0	0	0	0	0	0	0	0
	2008
Suzanne Fischer, Former Officer	2007	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0
Sanjay Sabnani, President, CEO, CFO, Secretary, Treasurer	2008	0	0	0	0	0	0	0	0

We did not grant any options during the last fiscal year.

Our directors have not been paid any compensation in the past. In the future, our director will be reimbursed for his travel expenses and is currently anticipated not to receive any compensation for his service as director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of April 2, 2008 by (i) each person whom we know beneficially owns more than 5% of our common stock, (ii) each of our directors and those persons who will become our director on April 2, 2008, (iii) our Chief Executive Officer, and (iv) all of our directors and executive officers as a group.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 2, 2008. We did not deem those shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Before Closing of the Stock Purchase Agreement		After Closing of the Stock Purchase Agreement
Name, Position and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Suzanne Fischer, Former CEO, CFO, President, Secretary, Treasurer and Director 4199 Campus Dr., Ste. 550 Irvine, CA 92612	-0-	0%	0	0
Roger Arnet #309-333 E. 1st St. Vancouver, BC Canada V7L 4W9	26,000,000	66.67%	0	0
Typhoon Capital Consultants, LLC 19069 Braemore Road, Northridge, CA 91326	-0-	0%	21,210,550*	52.95%
Sanjay Sabnani, CEO, Treasurer, Secretary 19069 Braemore Rd. Northridge, CA 91326	-0-	0%	21,210,550*	52.95%
Vinay Holdings, Ltd. PO Box 983 Victoria, Mahe Republic of Seychelles	-0-	0%	2,664,450**	6.65%
All directors and named executive officers as a group	-0-	0%	23,875,000	64.9%

* Sanjay Sabnani holds voting and dispositive power over the shares of Typhoon Capital Consultants, LLC.
** Parshotam Shambhunath Vaswani holds voting and dispositive power over the shares of Vinay Holdings, Ltd.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of Shares, to file with the Commission initial reports of ownership and reports of changes in ownership of the Shares beneficially owned by them. Directors, executive officers and greater than 10% stockholders are required to furnish the Company with copies of all 16(a) reports they file with the Commission. Based solely upon its review of the forms required to be filed with the Commission by Section 16(a) of the Exchange Act, as amended, that have been received by the Company, the Company believes there has been compliance with all filing requirements applicable to its officers, directors and beneficial owners of greater than 10% of the Shares.

BOARD OF DIRECTORS

Committees

The Board has not had an Audit Committee, Compensation Committee, or Nominating and Corporate Governance Committee because, due to the Board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues normally considered by such Committees. Following appointment of the Director Designee, a further review of the need for these committees may be undertaken by the new Board, subject to increasing the number of our directors.

Stockholders may send communications to our Board by writing to20300 Ventura Blvd. Suite 330 Woodland Hills, CA 91364, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or other directors.

Independence

Mr. Sabnani is not considered to be an independent director. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers.

Board Meetings

During the preceding year, the Board of the Company has had no more than two directors. Although the Board has undertaken actions by written consent, the Board has not had an annual meeting per se during the last completed fiscal year. It is our policy that our directors are invited and encouraged to attend all of our annual meetings.

Board Nominations

We do not have a corporate governance and nominating committee charter. The duties and responsibilities of our Board, which acts as the nominating committee, include (i) overseeing corporate governance matters and (ii) nominating new members to serve on the Board.

Our Board will consider board candidates recommended for consideration by our stockholders, provided the stockholders provide information regarding candidates as reasonably requested by us within the timeframe proscribed in Rule 14a-8 of Regulation 14A under the Exchange Act and other applicable rules and regulations. Recommendation materials are required to be sent to the Board at our address listed in this information statement. There are no specific minimum qualifications required to be met by a director nominee recommended for a position on the Board, nor are there any specific qualities or skills that are necessary for one or more of our Board to possess, other than as are necessary to meet any requirements under the rules and regulations applicable to us. Our Board considers a potential candidate’s experience, areas of expertise, and other factors relative to the overall composition of the Board.

The Board considers and evaluates director candidates that are suggested by members of the Board, as well as management and stockholders. Although it has not previously done so, the Board may also retain a third-party executive search firm to identify candidates. The process for identifying and evaluating nominees for director, including nominees recommended by stockholders, involves reviewing potentially eligible candidates, conducting background and reference checks, interviews with the candidate and others as schedules permit, meeting to consider and approve the candidate, and, as appropriate, preparing and presenting an analysis with regard to particular recommended candidates. The Board endeavors to identify director nominees who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment, and, together with other director nominees and members, are expected to serve the long term interest of our stockholders and contribute to our overall corporate goals.

Security Holder Communications with our Board of Directors

Our Board has established a process to receive communications from security holders. Security holders and other interested parties may contact any member (or all members) of our Board, or the independent directors as a group, any committee of our Board or any chair of any such committee, by mail. To communicate with our Board, any individual directors or any group or committee of directors, correspondence should be addressed to our Board or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent to: CrowdGather, Inc., “c/o Secretary” at 20300 Ventura Blvd. Suite 330, Woodland Hills, CA 91364.

All communications received as set forth in the preceding paragraph will be opened by our Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, patently offensive material or matters deemed inappropriate for our Board will be forwarded promptly to the addressee. In the case of communications to our Board or any group or committee of directors, our Secretary will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.

Compensation Policy

The Board will review and determine the compensation provided to our executive officers, including stock compensation. In addition, the Board will review and make recommendations on stock compensation arrangements for all of our employees.

Our executive compensation policy is designed to enable it to attract, motivate and retain highly qualified executive officers. The key components of the compensation program will be:

•	base salary;

•	annual incentive bonus awards; and

•	stock options or other awards under the West Plan.

In arriving at specific levels of compensation for executive officers, the Board will rely on:

•	the recommendations of management;

•	benchmarks provided by generally available compensation surveys;

•	the experience of Board members and their knowledge of compensation paid by comparable companies or companies of similar size or generally engaged in a similar industry; and

•	the advice and counsel of experts and advisors with broad experience in the field of executive compensation.

The Board will seek to ensure that an appropriate relationship exists between executive pay and corporate performance. Executive officers are entitled to customary benefits generally available to all Company employees, including group medical insurance. The Board has the resources and authority necessary to discharge its duties and responsibilities. The Board has sole authority to retain and terminate compensation consultants retained to assist the Board in determining the compensation of the Chief Executive Officer or senior executive officers, or other experts, counsel or consultants, as it deems appropriate, including sole authority to approve the firms’ fees and other retention terms. Any communications between the Board and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Board will take all necessary steps to preserve the privileged nature of those communications. The Board may form and delegate authority to committees and may delegate authority to one or more designated members of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

WestCoast Golf Experiences, Inc.

By:	/s/ Sanjay Sabnani
Name:	Sanjay Sabnani
Title:	President

Date: April 3, 2008